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October 11, 1996

RE: Special Meetings of Limited Partners in IDS/Shurgard Income Growth Partners L.P., IDS/Shurgard Income Growth Partners L.P. II, and IDS/Shurgard Income Growth Partners L.P. III (the "Partnerships")

Dear Financial Advisor:

    Enclosed for your information and use are materials relating to the proposed merger of each of the Partnerships with and into Shurgard Storage Centers, Inc. (the "Company") (collectively, the "Mergers"). We have included a copy of the proxy cards for each Partnership for your convenience in assisting your clients with any questions they may have. The Proxy Statement/Prospectus and the appropriate proxy card is also being mailed to your clients.

    If the Mergers are approved by the requisite vote of the unitholders and certain other conditions are satisfied or waived, the Partnerships will merge into the Company and cease to exist as separate legal entities. The closing of the Merger of each Partnership is not conditioned on the closing of the Merger of any other Partnership. In the Mergers, unitholders will receive shares of common stock of the Company in exchange for their units.

    After you have reviewed and considered the content of the enclosed materials, we urge you to contact your clients to discuss what is in their best interests. Please note that the Special Meetings will take place on November 13, 1996, at 10:00 a.m., local time, at 1201 Third Avenue, Suite 2200, Seattle, Washington.

    Questions and requests for additional copies of the enclosed materials may be directed to our Information Agent, D.F. King & Co., Inc., at 1-800-207-2872.

Sincerely,

[CHARLES K. BARBO SIGNATURE]

Charles K. Barbo
General Partner of the General Partner
of each of the Partnerships